Filed by Trident Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Trident Acquisitions Corp.

Commission File No. 001-38508

Lottery.com Announces Strong Preliminary Third Quarter 2021 Revenues Expected to Range Between $22 Million and $24 Million

Preliminary Revenue Figures Represent Quarterly Sequential Growth of Greater than 135%

AUSTIN, Texas and NEW YORK-- (GLOBE NEWSWIRE) -- AutoLotto, Inc., doing business as Lottery.com (“Lottery.com” or the “Company”), a leading technology company that is transforming how, where and when lottery is played, and Trident Acquisitions Corp. (Nasdaq: TDACU, TDAC, TDACW) (“Trident”) today provided preliminary revenue results for Lottery.com’s third quarter 2021, which are expected to be between $22.0 million and $24.0 million. This represents sequential revenue growth of greater than 135% compared to $9.3 million in the second quarter of 2021. The strong growth was driven by increased sales in the Company’s B2B segment.

On a preliminary basis, revenue through the first nine months of 2021 is expected to be between $36.8 million and $38.8 million on a reported basis and $38.7 million and $40.7 million on a pro forma basis giving effect to the acquisition of 80% interests in JuegaLotto and Aganar, two companies with legalized lottery operations within Mexico. Through the first nine months of 2021, pro forma revenue is expected to be more than 270% above the full twelve months of 2020, after giving effect to the acquisition of the interests in JuegaLotto and Aganar.

Tony DiMatteo, Chief Executive Officer of Lottery.com, stated, “I am proud of our strong third quarter preliminary results, which our team achieved while also focusing on completing our business combination. Lottery.com is a nimble organization with multiple avenues for growth and we have demonstrated our ability to generate very positive results with modest capital. With the completion of our business combination expected in the very near future, we anticipate using the proceeds from the business combination to accelerate growth by leveraging our favorable customer acquisition costs in continuing to expand our customer base.”

On Feb. 21, 2021, Lottery.com entered into a definitive agreement with Trident, a special purpose acquisition company, to become a publicly-traded company. The registration statement on Form S-4 (the “Registration Statement”) filed by Trident relating to this business combination with the Securities and Exchange Commission (“SEC”) was declared effective by the SEC on October 15, 2021, and is available publicly on the SEC’s website at www.sec.gov. Trident will hold a special meeting of its stockholders via a live webcast at https://www.cstproxy.com/tridentacquisitions/2021 on October 28, 2021 at 10:00 a.m., Eastern standard time (“Special Meeting”) for its stockholders of record as the close of business on October 13, 2021 to vote on the proposed business combination, as well as other proposals.

About Lottery.com

Lottery.com is a leading technology company that is transforming how, where and when lottery is played. Its engaging mobile and online platforms enable players and commercial partners located in the United States and internationally to remotely purchase legally sanctioned lottery games. Fans and subscribers look to Lottery.com for compelling, real-time results on more than 800 lottery games from more than 40 countries. Additionally, through WinTogether.org, Lottery.com is fundamentally changing how non-profit donors are incentivized to action by gamifying charitable giving. In all that it does, Lottery.com’s mission remains the same: an uncompromising passion to innovate, grow a new demographic of enthusiasts, deliver responsible and trusted solutions, and promote community and philanthropic initiatives. For more information, visit http://www.lottery.com.

About Trident Acquisitions Corp.

Trident is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Trident’s securities are quoted on the Nasdaq Stock Exchange under the ticker symbols TDACU, TDAC and TDACW. For more information, visit www.tridentacquisitions.com/home.

Important Notice Regarding Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding preliminary third quarter revenue results, the proposed business combination, Trident and Lottery.com’s ability to consummate the proposed business combination, including the holding of the Special Meeting, , the benefits of the proposed business combination and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Trident and Lottery.com disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. Trident and Lottery.com caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Trident or Lottery.com. In addition, Trident cautions you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Trident or Lottery.com following announcement of the business combination; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Trident, or other conditions to closing in the merger agreement; (iv) the risk that the proposed business combination disrupts Lottery.com’s current plans and operations; (v) Lottery.com’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Lottery.com to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) risks related to the rollout of Lottery.com’s business and the timing of expected business milestones; (viii) Lottery.com’s dependence on obtaining and maintaining lottery retail licenses or consummating partnership agreements in various markets; (ix) Lottery.com’s ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, its financial record keeping system, and Lottery.com’s accounting staffing levels; (x) the effects of competition on Lottery.com’s future business; (xi) risks related to Lottery.com’s dependence on its intellectual property and the risk that Lottery.com’s technology could have undetected defects or errors; (xii) changes in applicable laws or regulations; (xiii) risks related to the COVID-19 pandemic and its effect directly on Lottery.com and the economy generally; (xiv) risks related to disruption of management time from ongoing business operations due to the proposed business combination; (xv) risks relating to privacy and data protection laws, privacy or data breaches, or the loss of data; (xvi) the possibility that Lottery.com may be adversely affected by other economic, business, and/or competitive factors; (xvii) the ability to have the director nominees elected to the combined company’s board of directors and to attract and retain directors of its choosing in the future, and (xviii) those factors discussed in the Registration Statement under the heading “Risk Factors,” and the other documents filed, or to be filed, by Trident with the SEC. Should one or more of the risks or uncertainties described in this press release materialize or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Trident has filed and will file from time to time with the SEC, including its Registration Statement relating to the business combination. Trident’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information and Where to Find it

The proposed business combination will be submitted to shareholders of Trident for their consideration. Trident has filed a Registration Statement with the SEC which includes a definitive proxy statement that has been distributed to Trident’s stockholders in connection with Trident’s solicitation for proxies for the vote by Trident’s stockholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lottery.com’s shareholders in connection with the completion of the proposed business combination. The Registration Statement was declared effective by the SEC on October 15, 2021 and Trident has mailed the definitive proxy statement/prospectus and any other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Trident’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus, in connection with Trident’s solicitation of proxies for the Special Meeting to be held to approve, among other things, the proposed business combination, because these documents contain important information about Trident, Lottery.com and the proposed business combination. Stockholders may also obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Trident, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Cody Slach, (949) 574-3860, TDAC@gatewayir.com. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Trident and its directors and officers may be deemed participants in the solicitation of proxies of Trident’s stockholders in connection with the proposed business combination. Lottery.com and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Trident’s executive officers and directors in the solicitation by reading Trident’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, the Registration Statement (including the definitive proxy statement/prospectus) and other relevant materials filed with the SEC in connection with the business combination. Information concerning the interests of Trident’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, are set forth in the definitive proxy statement/prospectus relating to the business combination.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Lottery.com Contact:

Matthew Schlarb

VP, Investor Relations

(512) 585-7789

ir@lottery.com

Trident Contact:

Vadim Komissarov

CEO

(646) 229-7549

vkomissarov@tridentacquisitions.com

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